Exhibit (a)(7)

May 7, 2013

Dear Stockholder:

We are pleased to inform you that on April 19, 2013, Aerosonic Corporation (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), and Buccaneer Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of TransDigm (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Common Stock”) at a purchase price of $7.75 per share (the “Offer Price”), net to the seller in cash, without interest, and less any applicable withholding taxes. The tender offer is subject to the terms and conditions set forth in Purchaser’s Offer to Purchase dated May 7, 2013 (the “Offer to Purchase”) and related materials enclosed with this letter, including the minimum tender condition and that there has occurred no change in recommendation by the Company’s board of directors. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 4, 2013.

If the cash tender offer is completed, it is expected that Purchaser will be merged with and into the Company (the “Merger”), with the Company being the surviving corporation and an indirect wholly owned subsidiary of TransDigm, and all shares of Common Stock not purchased in the tender offer (other than shares held by TransDigm, Purchaser, the Company or any of their respective subsidiaries, or held by the Company’s stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive $7.75 per share, without interest and less any applicable withholding taxes.

The Company’s board of directors has unanimously adopted the Merger Agreement and approved the tender offer and the Merger and determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and the Merger) are fair to and in the best interests of the Company and its stockholders. Accordingly, the Company’s board of directors unanimously recommends that you accept the tender offer, tender your shares of Common Stock to Purchaser pursuant to the tender offer and, if necessary, vote to adopt the Merger Agreement and approve the Merger.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter are the Offer to Purchase and related materials (including a letter of transmittal for use in tendering your shares of Common Stock), which set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read all of the enclosed materials carefully.

Very truly yours,

AEROSONIC CORPORATION

By:
Douglas J. Hillman, President and Chief Executive Officer